July 13, 2005

Mail Stop 4561

Bobby Yazdani
CEO and Chairman
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

Re:	Saba Software, Inc.
	Registration Statement on Form S-3
	Filed June 13, 2005
	File No. 333-125778

	Form 10-Q for the fiscal quarter ended February 28, 2005
	File No. 0-30221

Dear Mr. Yazdani:

	This is to advise you that we have limited our review of your filings to the significance of the THINQ acquisition, identification of selling security holders and disclosure in your periodic report in response to Items 307 and 308(c) of Regulation S-K. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you completed the acquisition of THINQ Learning Solution, Inc. on May 5, 2005 and that you determined that the acquisition involved a significant amount of assets to be disclosed under Item 2.01 of Form 8-K. Under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of THINQ may be required depending on the level of significance. Please tell us the calculations used to determine the significance level of this acquisition.
Selling Security Holders, page 15
2. Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by each of the entities listed in the Selling Security Holders table. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone
Interpretation Manual, which are publicly available on our website.
3. Please tell us whether any of the selling security holders are registered broker-dealers, and unless a registered broker-dealer that is a selling security holder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also indicate in your response letter whether any selling security holders are affiliated with a registered broker-dealer and if so, disclose this in the prospectus and briefly describe the affiliation. With respect to any selling security holder that is an affiliate of a registered broker-dealer, disclose whether such selling security holder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
4. You indicate that the selling security holders may engage in short sales. If true, please confirm that none of the selling security holders currently has an open position in Saba Software`s common stock. Also, please confirm that that you and the selling security holders are aware of our position on short sales. See interpretation
A.65, of the July 1997 Publicly Available Telephone Interpretation
Manual.
Form 10-Q for the fiscal quarter ended February 28, 2005
5. We note your statement that your chief executive officer and chief financial officer concluded your controls and procedures are effective "in timely alerting them to material information required to be included in this report. This statement appears to be narrower than Rule 13a-15(e). Please advise whether your controls and procedures were effective under the definition of Rule 13a-15(e) and revise in future filings.

* * * * *

      As appropriate, please amend your filings in response to
these
comments. With respect to the comments on the referenced periodic report your response should be provided as soon as possible and not
later than July 27, 2005.    You may wish to provide us with
marked
copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Perry Hindin, at (202) 551-3444. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal



cc:	Via Facsimile
      Peter E. Williams III, Chief Financial Officer
      Fax: (650) 581-2599
Bobby Yazdani
Saba Software, Inc.
July 13, 2005
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